UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

VIMPELCOM LTD.
(Name of Issuer)

Common Stock, nominal value US$ 0.001 per share
(Title of Class of Securities)

G9360W 107 (Common Stock)
(CUSIP Number)

Jonathan Muir Letterone Holdings S.A. 1-3 Boulevard de la Foire L-1528 Luxembourg
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2015
(Date of Event which Requires Filing of this Statement)

With a copy to:

Pranav Trivedi Lorenzo Corte Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

L1T VIP Holdings S.à r.l. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2015, and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2015.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Letterone Investment Holdings S.à r.l. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2015, and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2015.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Letterone Holdings S.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

986,572,563 shares of Common Stock
8. Shared Voting Power

0
9. Sole Dispositive Power

986,572,563 shares of Common Stock
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

986,572,563 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

56.2% of Common Stock*
14.	Type of Reporting Person

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2015, and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2014, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2015.

Item 1. Security and Issuer.

This Amendment No. 17 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, nominal value US$0.001 per share (the “Common Stock”) of VimpelCom Ltd. (“VimpelCom”).  The initial Statement on Schedule 13D, previously filed jointly by Altimo Coöperatief U.A. (“Altimo Coop”), Eco Telecom Limited, Altimo Holdings & Investments Ltd. (“Altimo”), CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on April 30, 2010, as amended, is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of VimpelCom is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	L1T VIP Holdings S.à r.l. (“L1T”);

(ii)	Letterone Investment Holdings S.à r.l. (“LIHS”); and

(iii)	Letterone Holdings S.A. (“Letterone”).

The Statement, as hereby amended, relates to the shares of Common Stock held for the account of L1T.  See Item 5.

The Reporting Persons

L1T is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T is to function as a holding company. Current information concerning the identity and background of the directors and officers of L1T and persons controlling L1T is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of L1T and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of L1T. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Letterone is a Luxembourg company, with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of Letterone is to function as a holding company. Letterone is the sole shareholder of LIHS and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of L1T. Current information concerning the identity and background of the directors and officers of Letterone and persons controlling Letterone is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

Letterone and its affiliates have engaged in an internal reorganization. As part of that reorganization, 986, 572, 563 shares of Common Stock were transferred by Altimo Coop to L1T on October 30, 2015. As part of the internal reorganization, no external funds were used.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to delete the last paragraph thereof and replace it with the following:

As stated in Item 3, Letterone and its affiliates have engaged in an internal reorganization that resulted in the transfer of 986, 572, 563 shares of Common Stock from Altimo Coop to L1T.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)  L1T is the direct beneficial owner of 986,572,563 shares of Common Stock, representing approximately 56.2% of VimpelCom's outstanding Common Stock.  Each of L1T, LIHS and Letterone may be deemed the beneficial owner of the 986,572,563  shares of Common Stock, representing approximately 56.2% of VimpelCom's outstanding Common Stock, held for the account of L1T.

The 986,572,563 shares of Common Stock held for the account of L1T represent approximately 47.85% of VimpelCom's voting capital, i.e. adding VimpelCom’s outstanding convertible voting preferred stock to the number of outstanding shares of Common Stock.  To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any shares of Common Stock or Preferred Stock (other than as described in this Item 5).  Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

The above calculated percentages are based on 1,756,731,135 shares of Common Stock and 305,000,000 shares of Preferred Stock outstanding as of December 31, 2014 as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2015.

(b) Each of L1T, LIHS and Letterone may be deemed to have sole power to direct the voting and disposition of 986,572,563 shares of Common Stock held for the account of L1T.

(c) Other than as reported in Item 4 above, the persons listed in Item 5(a) have not effected any transactions with respect to the Common Stock or Preferred Stock since the most recent filing of Schedule 13D.

(d) No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: November 5, 2015	L1T VIP HOLDINGS S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager

Date: November 5, 2015	LETTERONE INVESTMENT HOLDINGS S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager

Date: November 5, 2015	LETTERONE HOLDINGS S.A.

	By:	/s/ David Gould
	Name:	David Gould
	Title:	Class I Director

ANNEX A

L1T VIP Holdings S.à r.l.

L1T is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T is to function as a holding company.

During the past five years, L1T has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1T from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1T and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with L1T	Citizenship	Principal Occupation / Business Address(es)
Vitalij Farafonov Manager	UK
Deputy CFO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, Letterone Investment Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

Maxime Nino Manager	Belgium
Legal Manager, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, Letterone Investment Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

To the best of L1T's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.à r.l.

LIHS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company.  The business telephone number for LIHS and all its executives and members of the board of directors is +3522638771.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Vitalij Farafonov Manager	UK
Deputy CFO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

Maxime Nino Manager	Belgium
Legal Manager, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

David Gould Manager	Israel
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

To the best of LIHS's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Holdings S.A.

Letterone is a Luxembourg company, with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of Letterone is to function as a holding company.  The business telephone number for Letterone and all its executives and members of the board of directors is +352 2638 77 1.

During the past five years, Letterone has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Letterone from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Letterone and their respective positions, business backgrounds and business addresses are identified below:

Name and Present Position with Letterone	Citizenship	Principal Occupation / Business Address(es)
Mikhail Fridman Director	Israel, Russia
Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Supervisory Board of VimpelCom Ltd., mobile telecommunications company, Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., retail holding company, Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

German Khan Director	Israel, Russia	Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Alexey Kuzmichev Director	Russia	Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078 Russian Federation.

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrei Kosogov Director	Russia
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078 Russian Federation.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Name and Present Position with Letterone	Citizenship	Principal Occupation / Business Address(es)
Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Jonathan Muir Class I Director	UK
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

CEO, Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Altimo Holdings & Investments Ltd., holding company, Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

Pavel Nazariyan Class I Director	Cyprus, Russia
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Alfa Finance Holdings S.A., Trident Chambers, P.O. Box 146, Road Town, Tortola.

Director, Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Member of the Supervisory Board of Alfa Bank (Belarus), 43, Surganova St., Minsk, Belarus, 220013.

Chairman of the Board of Directors of Alfa Capital Holdings (Cyprus) Limited, Themistokli Dervi, 5, Elenion Building, 2nd Floor, P.C. 1066, Nicosia, Cyprus.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Alfa Finance Holdings S.A. and ABH Holdings S.A.

Lord Davies of Abersoch Class I Director	UK
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman, Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Name and Present Position with Letterone	Citizenship	Principal Occupation / Business Address(es)

Senior Independent Director, Diageo Plc., Lakeside Drive, Park Royal, London, NW10 7HQ, UK.

Non-executive Chairman, Chime Communications Plc., Southside, 6th Floor, 105 Victoria Street, London, SW1E 6QT, UK.

Chairman, Jack Wills Ltd., 95 Victoria Road, London, NW10 6DJ, UK.

David Gould Class I Director	Israel
Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, Letterone Investment Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director, Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A.

To the best of Letterone's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.